Exhibit 99.1

Pactera Announces Extraordinary General Meeting of Shareholders

Beijing, January 30, 2014 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on March 6, 2014 at 10:00 a.m. (Beijing Time).  The meeting will be held at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced Agreement and Plan of Merger dated as of October 17, 2013 (the “Merger Agreement”), among the Company, BCP (Singapore) VI Cayman Acquisition Co. Ltd. (“Parent”), BCP (Singapore) VI Cayman Financing Co. Ltd. (“Midco”) and BCP (Singapore) VI Cayman Merger Co. Ltd. (“Merger Sub”), the plan of merger (the “Plan of Merger”) and the transactions contemplated thereby. The transaction has already obtained all necessary antitrust approvals under the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company after the merger. If completed, the Company will continue its operations as a privately held company and, as a result of the merger, the American depositary shares, each representing one Share (the “ADSs”), will no longer be listed on the NASDAQ Global Select Market and the American depositary shares program for the ADSs will terminate. The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the board of directors, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, and resolved to recommend that the Company’s shareholders and ADS holders vote for, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby.

Shareholders of record as of the close of business in the Cayman Islands on February 12, 2014 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct Deutsche Bank Trust Company Americas, the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on January 30, 2014. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-8282-5330

E-mail: ir@pactera.com